Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

19 November 2012

Market Update

Mission NewEnergy Limited (ASX:MBT) is pleased to announce that it has entered into a Memorandum of Understanding (MoU) with Benefuel Inc., a US based technology provider who have developed and successfully validated a ground breaking and patented technology process that will allow Mission’s 250,000 tpa biodiesel refinery to be commissioned and operated using substantially lower cost feedstocks.

In the group CEO’s Report of the Annual Report released on 28 October 2013, the Company stated that the thrust of the company going forward is to re-configure its biodiesel refinery to take advantage of improved economics based on new technology and capitalize on currently improved market conditions and to continue to seek maximum value from its legacy business activities through the arbitration proceedings in Malaysia and Indonesia.

The MoU with Benefuel Inc. provides for the Parties to explore the possibility of entering into certain transactions including but not limited to licensing agreements, asset sale or a business combination transaction for the Malaysian refinery asset.

The Parties have also identified certain potential partners to approach relating to but not limited to joint venturing, funding, operating, and feedstock supply.

More particularly, the parties are looking at opportunities to set up a joint venture company in Malaysia to own and operate the biodiesel refinery together with an integrated palm plantation company.

“This MoU is the result of a year long discussion with Benefuel Inc. followed by numerous discussions and a visit to Mission’s plant by a team from Benefuel. We are excited with the opportunity to retrofit Mission’s 250,000 tpa plant with Benefuel’s ENSEL technology so that the plant can finally be commissioned and put into operation,” said Nathan Mahalingam, CEO of Mission NewEnergy Limited.

“The technology provider is also keen to participate in the equity of the operating company. The structure of such an equity participation, while discussed, has not been finalized. The company is also in discussions with various feedstock suppliers and oleochemical companies to come on board as a shareholder and joint venture partner in the operating company.” Nathan added

The company is also in discussions with investors to assist in re-capitalising the company and to provide working capital to fund project development costs associated with this project. Shareholder approval may be required depending on the outcome of the discussions and proposed business structure.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

About Benefuel Inc

Benefuel Inc. is a US company who have developed a groundbreaking and first to market refining technology. Benefuel holds the exclusive global license to the ENSEL® technology with 6 patents issued and 50 others in various jurisdictions and stages of prosecution.

Benefuel’s ENSEL® technology can successfully process low-cost, high free fatty acid (“FFA”) feedstocks into high quality biodiesel with high yields in a single step, affording it lower production costs compared to conventional high FFA conversion processes.

The ENSEL® technology is a solid catalyst refining technology and is uniquely positioned to easily retrofit Mission’s Kuantan plant, which currently is the only solid catalyst facility in Asia.

The technology has been successfully demonstrated at two, independent, fully integrated, demonstration plants using a wide variety of low-cost, non-food based feedstocks.

For more information on Benefuel Inc, please visit their website at www.benefuel.net

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: + 61 8 6313 3975

james@missionnewenergy.com